UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ENB Financial Corp
(Name of Issuer)

Common stock, $0.20 par value
(Title of Class of Securities)

26874L101
(CUSIP Number)

Barry W. Harting, Sr. Vice President, The Ephrata National Bank,
31 East Main Street, Ephrata, PA 17522, (717) 733-4181
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 26874L101

1.    NAME OF REPORTING PERSON

       Robert C. Wenger

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
        (b) ☒

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:  PF

    5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ☐

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 45,753
8. SHARED VOTING POWER 209,450
9. SOLE DISPOSITIVE POWER 45,753
10. SHARED DISPOSITIVE POWER 209,450

        11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 255,203

        12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES*            ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.9%

14. TYPE OF REPORTING PERSON*:   IN

CUSIP Number: 26874L101

1.    NAME OF REPORTING PERSON

       Carolyn C. Wenger

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
        (b) ☒

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:  PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        ☐

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,000
8. SHARED VOTING POWER 250,203
9. SOLE DISPOSITIVE POWER 5,000
10. SHARED DISPOSITIVE POWER 250,203

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 255,203

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES*       ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.9%

14. TYPE OF REPORTING PERSON*:   IN

CUSIP Number: 26874L101

1. NAME OF REPORTING PERSON

Robert C. Wenger Trust

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) ☐
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Commonwealth of Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 204,450
8. SHARED VOTING POWER 50,753
9. SOLE DISPOSITIVE POWER 204,450
10. SHARED DISPOSITIVE POWER 50,753

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 255,203

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES* ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.9%

14. TYPE OF REPORTING PERSON*: OO

Item 1

This statement relates to the common stock, par value $.20 per share (the “Common Stock”), of ENB Financial Corp (the “Issuer”). The principal executive offices of the Issuer are located at 31 East Main Street, Ephrata, Lancaster County, Pennsylvania 17522; telephone number 717-733-4181.

Item 2

The following information is with respect to Robert C. Wenger, Carolyn C. Wenger, and the Robert C. Wenger Trust (the “Reporting Persons”):

a.	Robert C. Wenger
b.	Mr. Wenger’s residential address is 402 South State Street, Ephrata, Pennsylvania 17522.
c.	Retired.
d.	During the last five years, Mr. Wenger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.
During the last five years, Mr. Wenger was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

f.	Mr. Wenger is a US citizen.
__________________

a.	Carolyn C. Wenger
b.	Mrs. Wenger’s residential address is 402 South State Street, Ephrata, Pennsylvania 17522.
c.	Retired.
d.	During the last five years, Mrs. Wenger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
e.
During the last five years, Mrs. Wenger was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal, or state securities laws or finding any violation with respect to such laws.

f.	Mrs. Wenger is a US citizen.
___________________

a.	Robert C. Wenger Trust (the “Trust”)
b.	The Trust is located at The Ephrata National Bank, 31 East Main Street, Ephrata, PA 17522.
c.	The Trust is administered by 1 trustee: Robert C. Wenger.

See above for information required by Item 2 regarding Robert C. Wenger.

Item 3

The Issuer issued the Reporting Persons 255,203 of its shares in exchange for 255,203 of The Ephrata National Bank shares pursuant to the reorganization of the Issuer as the bank holding company for The Ephrata National Bank. Under the Agreement and Plan of Reorganization and Agreement and Plan of Merger, dated January 14, 2008, each outstanding share of The Ephrata National Bank was exchanged for one share of the Issuer. The Reporting Persons acquired all of their shares in the Issuer by virtue of this transaction.

Item 4

The Reporting Persons hold the Issuer’s shares for investment purposes. They have no plans or proposals that relate to or would result in:

a.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the Issuer;

f.	Any other material change in the Issuer’s business or corporate structure;

g.	Any other material change in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or

j.	Any action similar to those enumerated above.

Item 5

a.	The Reporting Persons own 255,203 shares of the Issuer’s Common Stock comprising 8.9% of the Issuer’s issued and outstanding Common Stock.
b.

	Robert C. Wenger	Carolyn C. Wenger	Robert C. Wenger Trust
Sole Voting Power	45,753	5,000	204,450
Shared Voting Power	5,000 with Mrs. Wenger 204,450 with Trust	45,753 with Mr. Wenger 204,450 with Trust	45,753 with Mr. Wenger 5,000 with Mrs. Wenger
Sole Dispositive Power	45,753	5,000	204,450
Shared Dispositive Power	5,000 with Mrs. Wenger 204,450 with Trust	45,753 with Mr. Wenger 204,450 with Trust	45,753 with Mr. Wenger 5,000 with Mrs. Wenger
Percent of Issuer’s Common Stock	8.92%	8.92%	8.92%

c.	The Reporting Persons acquired the Common Stock as a result of the transaction discussed in Item 3 above.

d.	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.

Item 6

None.

Item 7

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: July 8, 2008

/s/ Robert C. Wenger
Robert C. Wenger
/s/ Carolyn C. Wenger Carolyn C. Wenger Robert C. Wenger Trust /s/ Robert C. Wenger By: Robert C. Wenger, Trustee